CONFIDENTIAL

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Townsquare Media, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

892231-10-1

(CUSIP Number)

Philip D’Ambrosio

Executive Vice President & Treasurer

Madison Square Garden Entertainment Corp.

Two Pennsylvania Plaza

New York, NY 10121

(212) 465-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 1, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 892231-10-1

1	NAMES OF REPORTING PERSONS Madison Square Garden Entertainment Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Delaware)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,708,139(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,708,139(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,708,139(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

This calculation is based on 14,805,703 shares of Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of Townsquare Media, Inc., a Delaware corporation (the “Issuer”), calculated as the sum of (i) 13,680,703 shares of Class A Common Stock outstanding as of November 3, 2023, as described in the Quarterly Report on Form 10-Q of the Issuer filed with the Securities and Exchange Commission (the “Commission”) on November 9, 2023, plus (ii) 1,125,000 shares of Class A Common Stock issued upon conversion of the same number of shares of Class C Common Stock, par value $0.01 per share (the “Class C Common Stock”), on March 1, 2024, as described below.

CUSIP No. 892231-10-1

1	NAMES OF REPORTING PERSONS MSG Entertainment Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Delaware)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,708,139(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,708,139(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,708,139(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

This calculation is based on 14,805,703 shares of Class A Common Stock outstanding, calculated as the sum of (i) 13,680,703 shares of Class A Common Stock outstanding as of November 3, 2023, as described in the Quarterly Report on Form 10-Q of the Issuer filed with the Commission on November 9, 2023, plus (ii) 1,125,000 shares of Class A Common Stock issued upon conversion of the same number of shares of Class C Common Stock, on March 1, 2024, as described below.

CUSIP No. 892231-10-1

1	NAMES OF REPORTING PERSONS MSG National Properties, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Delaware)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,708,139(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,708,139(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,708,139(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

This calculation is based on 14,805,703 shares of Class A Common Stock outstanding, calculated as the sum of (i) 13,680,703 shares of Class A Common Stock outstanding as of November 3, 2023, as described in the Quarterly Report on Form 10-Q of the Issuer filed with the Commission on November 9, 2023, plus (ii) 1,125,000 shares of Class A Common Stock issued upon conversion of the same number of shares of Class C Common Stock, on March 1, 2024, as described below.

AMENDMENT NO. 2 TO SCHEDULE 13D

This Amendment No.2 to Schedule 13D (the “Amendment No.2”) is filed jointly by (i) Madison Square Garden Entertainment Corp., a Delaware corporation, (ii) MSG Entertainment Holdings, LLC, a Delaware limited liability company, and (iii) MSG National Properties, LLC, a Delaware limited liability company (“MSG National Properties”). Each of the entities described in clauses (i) through (iii) of the foregoing sentence is referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The Schedule 13D (the “Schedule 13D”) filed by the Reporting Persons with the Commission on April 24, 2023, as amended by Amendment No. 1 to Schedule 13D, filed by the Reporting Persons with the Commission on June 20, 2023, is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 2.

Item 1.	Security and Issuer.

The title and class of equity security to which this Schedule 13D relates is the Class A Common Stock, par value $0.01 per share (“Class A Common Stock”), of Townsquare Media, Inc. (the “Issuer”). The principal executive office of the Issuer is located at One Manhattanville Road, Suite 202, Purchase, New York, 10577.

Item 2.	Identity and Background.

The disclosure in the third paragraph of Item 2 is hereby replaced as follows:

As of March 5, 2024, the name, business address, and present principal occupation or employment of each director and executive officer, as applicable, of each of the Reporting Persons, as well as members of the Dolan Family Group (as defined in Schedule A) and certain trustees of such group members (each of the foregoing, a “Covered Person” and collectively, the “Covered Persons”) are set forth on Schedule A attached hereto and incorporated herein by reference. Each of the Covered Persons that is a natural person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The disclosure in Item 3 is hereby supplemented as follows:

On March 1, 2024, 1,125,000 shares of Class C Common Stock, par value $0.01 per share (the “Class C Common Stock”), of the Issuer held by MSG National Properties were converted into the same number of shares of Class A Common Stock pursuant to the Issuer’s certificate of incorporation. Following the conversion, the Reporting Persons own an aggregate of 1,708,139 shares of Class A Common Stock, representing approximately 11.5% of the outstanding shares of Class A Common Stock based on 14,805,703 shares of Class A Common Stock outstanding, calculated as the sum of (i) 13,680,703 shares of Class A Common Stock outstanding as of November 3, 2023, as described in the Quarterly Report on Form 10-Q of the Issuer filed with the Commission on November 9, 2023, plus (ii) the 1,125,000 shares of Class A Common Stock issued upon conversion of the same number of shares of Class C Common Stock.

Item 4.	Purpose of Transaction.

The disclosure in Item 4 is hereby supplemented as follows:

Item 3 of this Amendment No. 2 is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

The disclosure in Item 5 is hereby amended and restated to read in its entirety as follows:

(a)

The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. As of March 5, 2024, each of the Reporting Persons is the beneficial owner, and MSG National Properties is the direct owner, of 1,708,139 shares of Class A Common Stock, which represents approximately 11.5% of 14,805,703 shares of Class A Common Stock outstanding, calculated as the sum of (i) 13,680,703 shares of Class A Common Stock outstanding as of November 3, 2023, as described in the Quarterly Report on Form 10-Q of the Issuer filed with the Commission on November 9, 2023, plus (ii) the 1,125,000 shares of Class A Common Stock issued upon conversion of the same number of shares of Class C Common Stock.

To the Reporting Persons’ knowledge, Philip D’Ambrosio, the Executive Vice President & Treasurer of each Reporting Person, beneficially owns three shares of Class A Common Stock and jointly owns 30 shares of Class A Common Stock with his wife. Mr. D’Ambrosio has disclaimed beneficial ownership of 82 shares of Class A Common Stock owned by his wife and 12 shares of Class A Common Stock owned by his children. To the Reporting Persons’ knowledge, none of the other Covered Persons directly owns any shares of Class A Common Stock as of March 5, 2024; provided, however, that each Covered Person may be deemed to be the beneficial owner of the shares of Class A Common Stock beneficially owned by such Reporting Person. Each of the Covered Persons disclaims beneficial ownership of the shares of Class A Common Stock reported herein pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended, and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this Schedule 13D.

(b)

The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this Schedule 13D and (ii) Item 5(a) of this Item 5 are incorporated herein by reference. Each of the Reporting Persons has shared power to vote, or direct the vote, and shared power to dispose, or to direct the disposition, with respect to the shares of Class A Common Stock reported for such Reporting Person.

(c)

Except for the transaction described in Items 3 and 4 of this Schedule 13D, which are incorporated herein by reference, none of the Reporting Persons nor, to their knowledge, any of the Covered Persons, has effected any transactions in Class A Common Stock of the Issuer during the past 60 days.

(d)

No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock covered by this statement on Schedule 13D.

(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

A copy of the Joint Filing Agreement among the Reporting Persons is attached as Exhibit 1 hereto. The information set forth in Items 2, 4 and 5 of this Schedule 13D are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Exhibit Description

1	Joint Filing Agreement, by and among the Reporting Persons, dated June 20, 2023 (incorporated by reference to Exhibit 1 to Amendment No. 1 to the Schedule 13D filed on behalf of the Reporting Persons with the Commission on June 20, 2023). †

†	Incorporated herein by reference

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2024

MADISON SQUARE GARDEN ENTERTAINMENT CORP.

By:	/s/ Philip D’Ambrosio
	Name:	Philip D’Ambrosio
	Title:	Executive Vice President & Treasurer

MSG ENTERTAINMENT HOLDINGS, LLC

By:	/s/ Philip D’Ambrosio
	Name:	Philip D’Ambrosio
	Title:	Executive Vice President & Treasurer

MSG NATIONAL PROPERTIES, LLC

By:	/s/ Philip D’Ambrosio
	Name:	Philip D’Ambrosio
	Title:	Executive Vice President & Treasurer

SCHEDULE A

MADISON SQUARE GARDEN ENTERTAINMENT CORP.

Directors

Name	Present Principal Occupation	Present Business Address
James L. Dolan	Executive Chairman and Chief Executive Officer, MSGE; Director and Executive Chairman, MSG Sports; Executive Chairman and Chief Executive Officer, Sphere Entertainment; Chairman, AMC Networks Inc.	Madison Square Garden Entertainment Corp. Two Pennsylvania Plaza New York, New York 10121

Charles F. Dolan	Chairman Emeritus and Director, AMC Networks Inc.; Director, MSGE; Director, MSG Sports; Director, Sphere Entertainment	c/o Dolan Family Office Attention: President 340 Crossways Park Drive Woodbury, New York 11797

Charles P. Dolan	Employee, Knickerbocker Group LLC	c/o Madison Square Garden Entertainment Corp. Two Pennsylvania Plaza New York, New York 10121

Marianne Dolan Weber	President, Heartfelt Wings Foundation; Board Member, Green Mountain Foundation, Inc.	c/o MLC Ventures LLC Attention: Richard Baccari PO Box 1014 Yorktown Heights, NY 10598

Paul J. Dolan	Chairman and Chief Executive Officer, Cleveland Guardians	Progressive Field 2401 Ontario St. Cleveland, OH 44115

Quentin F. Dolan	Vice President, Strategic Advisor to the Executive Chairman, MSG Sports	c/o Madison Square Garden Entertainment Corp. Two Pennsylvania Plaza New York, New York 10121

Ryan T. Dolan	Senior Vice President, MSG Ventures	c/o Madison Square Garden Entertainment Corp. Two Pennsylvania Plaza New York, New York 10121

Thomas C. Dolan	Director, MSGE; Director, AMC Networks Inc.; Director, MSG Sports; Director, Sphere Entertainment	c/o Dolan Family Office Attention: President 340 Crossways Park Drive Woodbury, New York 11797

Brian G. Sweeney	Director, MSGE; Director, AMC Networks Inc.; Director, MSG Sports; Director, Sphere Entertainment	20 Audrey Avenue Oyster Bay, New York 11771

Martin Bandier	President and Chief Executive Officer, Bandier Ventures LP	c/o Madison Square Garden Entertainment Corp. Two Pennsylvania Plaza New York, New York 10121

Donna Coleman	Director, MSGE	c/o Madison Square Garden Entertainment Corp. Two Pennsylvania Plaza New York, New York 10121

Frederic V. Salerno	Director, MSGE	c/o Madison Square Garden Entertainment Corp. Two Pennsylvania Plaza New York, New York 10121

Officers

Name	Present Principal Occupation	Present Business Address
James L. Dolan	Executive Chairman and Chief Executive Officer	Madison Square Garden Entertainment Corp. Two Pennsylvania Plaza New York, New York 10121

Laura Franco	Executive Vice President and General Counsel	Madison Square Garden Entertainment Corp. Two Pennsylvania Plaza New York, New York 10121

Philip D’Ambrosio	Executive Vice President and Treasurer	Madison Square Garden Entertainment Corp. Two Pennsylvania Plaza New York, New York 10121

Courtney M. Zeppetella	Senior Vice President, Controller and Chief Accounting Officer	Madison Square Garden Entertainment Corp. Two Pennsylvania Plaza New York, New York 10121

Dolan Family Group

Certain members of the Dolan family, including trusts for the benefit of the Dolan family (collectively, the “Dolan Family Group”), by virtue of their ownership of the Class B common stock of MSGE, are able collectively to control stockholder decisions on matters on which holders of Class A common stock and Class B common stock of MSGE vote together as a single class, and to elect up to 75% of MSGE’s board of directors. The members of the Dolan Family Group holding Class B common stock of MSGE are parties to a stockholders agreement which has the effect of causing the voting power of the Class B stockholders to be cast as a block on all matters to be voted on by the Class B stockholders.

The Dolan Family Group includes each of the following members: Charles F. Dolan, individually and as a Trustee of the Charles F. Dolan 2009 Revocable Trust (the “CFD 2009 Trust”); James L. Dolan; Thomas C. Dolan; Kathleen M. Dolan, individually and as a Trustee of the Charles F. Dolan Children Trust FBO Kathleen M. Dolan, the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney, the Charles F. Dolan Children Trust FBO Marianne Dolan Weber, the Charles F. Dolan Children Trust FBO Thomas C. Dolan and the Charles F. Dolan Children Trust FBO James L. Dolan (hereinafter collectively referred to as the “Dolan Children Trusts” and individually, a “Dolan Children Trust”), and as sole Trustee of the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust; Marianne E. Dolan Weber; Deborah A. Dolan-Sweeney; the CFD 2009 Trust, the Dolan Children Trust FBO Kathleen M. Dolan; the Dolan Children Trust FBO Marianne Dolan Weber; the Dolan Children Trust FBO Deborah Dolan-Sweeney; the Dolan Children Trust FBO James L. Dolan; the Dolan Children Trust FBO Thomas C. Dolan; the Charles F. Dolan 2009 Family Trust FBO James L. Dolan; the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan; the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan; the Charles F. Dolan 2009 Family Trust FBO Marianne E. Dolan Weber; the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney; the Ryan Dolan 1989 Trust; and the Tara Dolan 1989 Trust. The Covered Persons also include Corby Dolan Leinauer, as a Trustee of the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan, the Charles F. Dolan 2009 Family Trust FBO James L. Dolan, the Charles F. Dolan 2009 Family Trust FBO Marianne E. Dolan Weber, the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan and the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney (collectively, the “2009 Family Trusts” and individually, a “2009 Family Trust”) and Mary S. Dolan, as a Trustee of the Dolan Children Trust FBO Deborah Dolan-Sweeney and each of the 2009 Family Trusts. Corby Dolan Leinauer and Mary S. Dolan are referred to as the “Other Dolan Trustees.”

The business address of each member of the Dolan Family Group and each of the Other Dolan Trustees is:

Each of:

Charles F. Dolan;

Thomas C. Dolan;

Deborah A. Dolan-Sweeney;

Corby Dolan Leinauer;

Mary S. Dolan:

c/o Dolan Family Office

Attention: President

340 Crossways Park Drive

Woodbury, New York 11797

James L. Dolan:

Madison Square Garden Entertainment Corp.

Two Pennsylvania Plaza

New York, New York 10121

Kathleen M. Dolan

Marianne Dolan Weber:

c/o MLC Ventures LLC

Attention: Richard Baccari

PO Box 1014

Yorktown Heights, New York 10598

Trusts:

Charles F. Dolan 2009 Revocable Trust is a trust established under the laws of the State of New York for the benefit of Charles F. Dolan and certain other beneficiaries and has an address of c/o Dolan Family Office, Attention: President, 340 Crossways Park Drive, Woodbury, New York 11797.

Dolan Children Trust FBO Kathleen M. Dolan is a trust established under the laws of the State of Illinois for the benefit of Kathleen M. Dolan and has an address of c/o MLC Ventures LLC, Attention: Richard Baccari, PO Box 1014, Yorktown Heights, NY 10598.

Dolan Children Trust FBO Deborah Dolan-Sweeney is a trust established under the laws of the State of Illinois for the benefit of Deborah A. Dolan-Sweeney and has an address of c/o Dolan Family Office, Attention: President, 340 Crossways Park Drive, Woodbury, New York 11797.

Dolan Children Trust FBO Marianne Dolan Weber is a trust established under the laws of the State of Illinois for the benefit of Marianne Dolan Weber and has an address of c/o MLC Ventures LLC, Attention: Richard Baccari, PO Box 1014, Yorktown Heights, NY 10598.

Dolan Children Trust FBO Thomas C. Dolan is a trust established under the laws of the State of Illinois for the benefit of Thomas C. Dolan and has an address of c/o Dolan Family Office, Attention: President, 340 Crossways Park Drive, Woodbury, New York 11797.

Dolan Children Trust FBO James L. Dolan is a trust established under the laws of the State of Illinois for the benefit of James L. Dolan and has an address of c/o Knickerbocker Group LLC, Attention: Kevin Golden, PO Box 420, Oyster Bay, New York 11771.

2009 Family Trust FBO James L. Dolan is a trust established under the laws of the State of New York for the benefit of James L. Dolan and has an address of c/o Knickerbocker Group LLC, Attention: Kevin Golden, PO Box 420, Oyster Bay, New York 11771.

2009 Family Trust FBO Thomas C. Dolan is a trust established under the laws of the State of New York for the benefit of Thomas C. Dolan and has an address of c/o Dolan Family Office, Attention: President, 340 Crossways Park Drive, Woodbury, New York 11797.

2009 Family Trust FBO Kathleen M. Dolan is a trust established under the laws of the State of New York for the benefit of Kathleen M. Dolan and has an address of c/o MLC Ventures LLC, Attention: Richard Baccari, PO Box 1014, Yorktown Heights, NY 10598.

2009 Family Trust FBO Marianne Dolan Weber is a trust established under the laws of the State of New York for the benefit of Marianne Dolan Weber and has an address of c/o MLC Ventures LLC, Attention: Richard Baccari, PO Box 1014, Yorktown Heights, NY 10598.

2009 Family Trust FBO Deborah A. Dolan-Sweeney is a trust established under the laws of the State of New York for the benefit of Deborah A. Dolan-Sweeney and has an address of c/o Dolan Family Office, Attention: President, 340 Crossways Park Drive, Woodbury, New York 11797.

Ryan Dolan 1989 Trust is a trust established under the laws of the State of New York for the benefit of Ryan Dolan and has an address of c/o Knickerbocker Group LLC, Attention: Kevin Golden, PO Box 420, Oyster Bay, New York 11771.

Tara Dolan 1989 Trust is a trust established under the laws of the State of New York for the benefit of Tara Dolan and has an address of c/o Dolan Family Office, Attention: President, 340 Crossways Park Drive, Woodbury, New York 11797.

The principal occupation of each individual member of the Dolan Family Group and Other Dolan Trustees is:

Charles F. Dolan is Chairman Emeritus and Director of AMC Networks Inc. (“AMC”), a Director of MSGE, a Director of MSG Sports and a Director of Sphere Entertainment. AMC’s principal business address is 11 Penn Plaza, New York, New York 10001. MSG Sports’ principal business address is 2 Penn Plaza, New York, New York 10121. Sphere Entertainment’s principal business address is 2 Penn Plaza, New York, New York 10121.

James L. Dolan is Executive Chairman, Chief Executive Officer, and a director of MSGE and Sphere Entertainment. He is Executive Chairman and a director of MSG Sports and Chairman of AMC.

Thomas C. Dolan is a director of MSGE, Sphere Entertainment, AMC and MSG Sports.

Kathleen M. Dolan is the founder of Purple Crayon Productions Inc., a community art and music center, 2095 Pomfret Road, South Pomfret, Vermont 05067. She also currently serves as the co-manager of MLC Ventures LLC, a family investment office, PO Box 1014, Yorktown Heights, NY 10598. She is a Trustee of each of the Dolan Children Trusts, the Ryan Dolan 1989 Trust, and the Tara Dolan 1989 Trust.

Marianne Dolan Weber is President of Heartfelt Wings Foundation, c/o MLC Ventures LLC, PO Box 1014, Yorktown Heights, NY 10598. She also currently serves as the co-manager of MLC Ventures LLC. She is a director of MSGE, Sphere Entertainment, AMC and MSG Sports.

Deborah A. Dolan-Sweeney is a former director of Cablevision Systems Corporation and MSG Networks Inc. and is not currently employed.

Corby Dolan Leinauer is a Trustee of each of the 2009 Family Trusts.

Mary S. Dolan is the Owner and President of Pro-Am Team Sports, 8940 W. 192nd St., Unit J, Mokena, IL 60448. She is a Trustee of the Dolan Children Trusts FBO Deborah Dolan-Sweeney and each of the 2009 Family Trusts.

MSG ENTERTAINMENT HOLDINGS, LLC

MSG NATIONAL PROPERTIES, LLC

The following individuals have been appointed as officers of both MSG Entertainment Holdings, LLC and MSG National Properties, LLC:

Name	Present Principal Occupation	Present Business Address
James L. Dolan	Executive Chairman and Chief Executive Officer	Madison Square Garden Entertainment Corp. Two Pennsylvania Plaza New York, New York 10121

Laura Franco	Executive Vice President and General Counsel	Madison Square Garden Entertainment Corp. Two Pennsylvania Plaza New York, New York 10121

Philip D’Ambrosio	Executive Vice President and Treasurer	Madison Square Garden Entertainment Corp. Two Pennsylvania Plaza New York, New York 10121

Courtney M. Zeppetella	Senior Vice President, Controller and Chief Accounting Officer	Madison Square Garden Entertainment Corp. Two Pennsylvania Plaza New York, New York 10121